EXHIBIT 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

21 June 2023

Cleansing Notice – Issue of Unsecured Convertible Notes

Purpose of this notice

This cleansing notice (Cleansing Notice) is given by NOVONIX Limited (ACN 157 690 830) (ASX:NVX) (Company) under section 708A(12C)(e) of the Corporations Act 2001 (Cth) (Corporations Act) (as notionally inserted by ASIC Corporations (Sale Offers: Securities Issued on Conversion of Convertible Notes) Instrument 2016/82 (ASIC Instrument 2016/82)).

The Company hereby confirms that:

(a)
the convertible notes described below will be issued without disclosure to an investor under Part 6D.2 of the Corporations Act; and
(b)
this Cleansing Notice has been given in accordance with section 708A(12C)(e) of the Corporations Act.

The issue of this Cleansing Notice enables the fully paid ordinary shares in the capital of the Company (Shares) issued on the conversion of the unsecured convertible notes issued by the Company on the terms described below, to be on‐sold to retail investors without further disclosure.

This Cleansing Notice is important and should be read in its entirety. Neither ASIC nor ASX takes any responsibility for the contents of this Cleansing Notice.

Background

On 7 June 2023, the Company announced it had entered into an unsecured convertible note agreement (Agreement) with LG Energy Solution, Ltd (Investor).

The Company will issue the Investor 45,221,586 interest-bearing redeemable unsecured convertible notes each at a face value of AUD$ 1 (Convertible Notes) for consideration of USD$ 30,000,000 (Aggregate Amount) subject to the terms of the Agreement.

The Investor is a professional investor or sophisticated investor for the purposes of section 708 of the Corporations Act.

The issuance and conversion of the Convertible Notes will utilise the Company's existing 15% placement capacity under ASX Listing Rule 7.1 and accordingly shareholder approval will not be sought for the issue.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 1

Contents of this Cleansing Notice
3.1
This Cleansing Notice sets out the following:
(a)
In relation to the Convertible Notes:
(i)
the effect of the issue on the Company;
(ii)
a summary of the rights and liabilities attaching to the Convertible Notes; and
(iii)
a summary of the rights and liabilities attaching to the Shares that will be issued on the conversion of the Convertible Notes; and
(b)
Any information that:
(i)
has been excluded from continuous disclosure notices in accordance with the ASX Listing Rules; and
(ii)
is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:
(A)
the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;
(B)
the rights and liabilities attaching to the Shares; and
(iii)
other information relating to the Company's status as a disclosing entity.

The effect of the issue on the Company
4.1
Effect of the issue on the Company

The principal effects of the issue, and any subsequent conversion and issue of Shares, of the Convertible Notes on the Company will be:

(a)
an increase in the Company's cash reserves by USD$ 30,000,000 (before other costs associated with the issue);
(b)
an increase in the Company's indebtedness by an amount equal to USD$ 30,000,000 plus all accrued and unpaid interest;
(c)
to impose on the Company obligations (financial or otherwise) and restrictions in relation to its business operations aimed at protecting the interests of the Investor under the terms of the Agreement;
(d)
if the Investor elects to convert the Convertible Notes to Shares, either in whole or in part, the Investor will be issued the Shares and the Company will decrease its indebtedness accordingly. The potential effect of the conversion and the issue of Shares on the Company's capital structure is described in further detail below.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 2

4.2
Pro-forma consolidated statement of financial position

A pro-forma consolidated statement of financial position is set out in Schedule 1. This is based on the Company's financial statements for the 6 month period ended 31 December 2022.

The following adjustments and assumptions have been made in relation to the pro-forma consolidated statement of financial position:

•
The pro forma financial information is presented in an abbreviated form and does not include all of the disclosures required by Australian Accounting Standards applicable to the annual financial report. The pro forma financial information is not audited.
•
Cash proceeds of up to US$ 30,000,000 arising from the issue of the Convertible Notes have been recognised. The Convertible Notes have been provisionally measured at fair value.
•
The provisional accounting for the Convertible Notes and allocations between borrowings, derivative financial instruments and equity may change in the future.
•
The provisional values shown in the pro forma financial information were calculated based on an assumption that conversion / redemption will occur on the maturity date.
•
Transaction costs have not been included. However, when incurred they will reduce the carrying amount of the liability and be amortised over the life of the Convertible Notes.
4.3
Potential effect on capital structure

The effect of conversion of the Convertible Notes on the Company’s issued share capital will depend on what portion (if any) of the Convertible Notes are converted to Shares at any one time.

The capital structure of the Company as at the date of this Cleansing Notice and before the issue of the Convertible Notes is set out below.

Assuming the Investor elects to convert all of the Convertible Notes into Shares, the number of Shares that will be issued on conversion is:

•
if the Investor elects to convert all of the Convertible Notes into Shares prior to the Maturity Date (as defined below), in which case no interest is payable on the Convertible Notes, 28,263,492 Shares; or
•
if the Investor elects to convert all of the Convertible Notes into Shares on the Maturity Date (as defined below), in which case interest is capitalised, 34,475,364 Shares.

The actual effect on the capital structure of the Company will differ depending on how many Convertible Notes are converted.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 3

As at the date of this Cleansing Notice, no Convertible Notes have been converted.

Type of security	Securities on issue as at the date of this Cleansing Notice	Number on issue assuming maximum conversion of the Convertible Notes*
Fully paid ordinary shares	486,908,196	521,383,560
Performance rights	14,575,313	14,575,313
Share rights	436,403	436,403
Share options	28,860,001	28,860,001
Convertible Notes	45,221,586	0

* This assumes interest is capitalised, which is only the case where the Convertible Notes are converted on the Maturity Date. If the conversion occurs prior to the Maturity Date, the number on issue assuming maximum conversion is 28,263,492.

4.4
Potential effect on control of the Company

As at the date of this Cleansing Notice, the Investor does not hold any Shares.

The level of ownership of Shares by the Investor, if the Convertible Notes are converted, will depend on the number of Convertible Notes that are converted to Shares and the number of Shares on issue at the time of conversion.

However, based on the maximum number of Shares that the Investor would be entitled to upon conversion and the current number of Shares on issue, the Investor would hold 6.6% of all Shares currently on issue. This assumes interest is capitalised, which is only the case where the Convertible Notes are converted on the Maturity Date. If the conversion occurs prior to the Maturity Date, the Investor would hold 5.5% of all Shares currently on issue.

Rights and liabilities attaching to the Convertible Notes

A summary of the rights, privileges and restrictions attaching to the Convertible Notes is outlined in the table below. The summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of the Investor.

Summary of key terms of the Convertible Notes
Issuer	NOVONIX Limited (ACN 157 690 830) (Company) of Level 8, 46 Edward Street, Brisbane QLD 4000
Investor	LG Energy Solution, Ltd of Parc. 1 Tower 108, Youi-daero, Yeongdeungpogu, Seoul, 07335, the Republic of Korea
Instrument	Unsecured Convertible Notes

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 4

Summary of key terms of the Convertible Notes
Aggregate Amount	USD$ 30,000,000
Interest Rate	4% per annum, accrued on daily balances on the basis of a 365 day year. However when an event of default occurs, the Interest Rate will be 10% per annum.
Face Value	AUD $1.00 (in respect of a Convertible Note)
Ranking on conversion	Shares issued on conversion are fully paid ordinary shares in the capital of the Company, having all the rights set out in the Company's constitution
Conversion Price	AUD $1.60 per ordinary share
Conversion Amount	In respect of a Convertible Note, the aggregate of: (a) the Face Value of that Convertible Note; and (b) the interest accrued in respect of that Convertible Note as at the Conversion Date
Number of Shares issued on conversion

The number of fully paid ordinary shares that will be issued on conversion of Convertible Notes is equal to:

(a)
the aggregate Conversion Amount of the Convertible Notes to be converted; divided by
(b)
the Conversion Price.

Conversion Restriction

The Investor and its Associate holding a relevant Interest must not be more than 19.99% of the issues Shares (or such other limit prescribed by section 606(1)(c)(i) of the Corporations Act from time to time), except to the extent permitted under section 611 of the Corporations Act

Final Conversion Date

The Investor may elect to convert all or some of its Convertible Notes prior to the Final Conversion Date, being the date on which the first purchase order for the Products under the Purchase Agreement (that is proposed to be entered into between the Investor and the Company upon successful completion of certain development work under the joint development agreement with the Investor announced on 7 June 2023) is issued and accepted.

At the Final Conversion Date, the Investor will be deemed to have given a conversion notice for all of its outstanding Convertible Notes.

No interest is payable on a Convertible Note that is converted on or prior to the Final Conversion Date.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 5

Summary of key terms of the Convertible Notes
Maturity Date	5 years after the date of the Agreement, or any other later date agreed in writing between the Investor and the Company
Redemption or conversion on the Maturity Date

On the Maturity Date, the Investor must elect to either redeem or convert all of its outstanding Convertible Notes. Interest is payable on a Convertible Note that is converted or redeemed at the Maturity Date, in cash (in the case of a redemption) or "in-kind" (in the case of a conversion).

Events of default

In accordance with the Agreement, events of default include:

(a)
failure to issue Shares
(b)
failure to pay amounts due under the Agreement
(c)
an insolvency event occurring in respect of the Company or any subsidiary
(d)
an order being made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Company or any of its subsidiaries, or the Company or any of its subsidiaries ceasing or threatening to cease to carry on all or substantially all of its business or operations
(e)
it becoming unlawful for the Company to comply with its obligations under the Agreement or to convert any Convertible Notes to Shares
(f)
breach of continuing conduct of business restrictions
(g)
the Company failing to procure quotation of the Shares upon conversion
(h)
breach of the Agreement or the joint development agreement with the Investor announced on 7 June 2023

If an event of default occurs which is not remedied within 30 calendar days, then the Investor may declare that the entire outstanding principal amount, together with accrued and unpaid interest, and all other amounts accrued or outstanding under the Agreement or the Convertible Notes, is payable on demand or immediately due for payment and payable.

Costs

Each party bears their own costs arising out of the negotiation, preparation and execution of the Agreement. All duties payable on or in connection with the Agreement must be borne equally by the Company and Investor.

Governing Law	Queensland, Australia

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 6

Rights and liabilities attaching to Shares issued on conversion of the Convertible Notes

The Shares issued to the Investor on the conversion of the Convertible Notes under the Agreement will be fully paid ordinary shares in the capital of the Company, having all the rights out in the Company's constitution.

A summary of the rights and liabilities attaching to Shares, including the Shares to be issued to the Investors on conversion of the Convertible Notes, is set out below.

The summary is not exhaustive and does not purport to constitute a definitive statement of the rights and liabilities of Shareholders and is qualified by the terms of the Company’s Constitution (a full copy of which is available from the Company on request free of charge).

Summary of the rights and liabilities attaching to Shares issued on conversion of the Convertible Notes
General meetings

Each shareholder of the Company (Shareholder) is entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act and the constitution of the Company (Constitution).

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

•
each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;
•
on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder has one vote; and
•
on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for each Share held, but in respect of partly paid shares shall have such number of votes as bears the same proportion to the total of such Shares registered in the Shareholder’s name as the amount paid (not credited) bears to the total amounts paid and payable (excluding amounts credited).

Ranking of Shares	At the date of this Cleansing Notice, all shares are of the same class and rank equally in all respects.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 7

Variation of rights

Subject to the Corporations Act and the terms of issue of a class of shares, wherever the capital of the Company is divided into different classes of shares, the rights attached to any class of shares may be varied:

•
with the written consent of the holders of at least 75% of the issued shares in the particular class; or
•
by a special resolution passed at a separate meeting of the holders of shares in that class.

Dividend rights

The Board may declare or determine that a dividend is payable on Shares. The Board may fix the amount of the dividend, the time for determining entitlements to the dividend, the time for the payment of the dividend and the method of payment of the dividend.

If a dividend is declared or determined to be payable, Shareholders will be entitled to dividends, distributed among members in proportion to the capital paid up, from the date of payment.

Transfer of Shares

Shares can be transferred by a proper instrument of transfer.

The instrument of transfer must be in writing or any other form approved by the Directors, and signed by the transferor and the transferee. Except where the operating rules of an applicable CS facility licensee, being the ASTC Operating Rules provide otherwise, until the transferee has been registered, the transferor is deemed to remain the holder of the Shares, even after signing the instrument of transfer.

In some circumstances, the Directors may refuse to register a transfer if on registration the transferee will hold less than a marketable parcel. The Board may refuse to register a transfer of shares on which the Company has a lien.

Rights on winding up

If the Company is wound up, the liquidator may with the sanction of a special resolution, divide the assets of the Company amongst Shareholders as the liquidator sees fit. The liquidator may not require a Shareholder to accept any Shares or other securities in respect of which there is any liability.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 8

Compliance with disclosure obligations
7.1
The Company is a 'disclosing entity' under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under both the Corporations Act and the ASX Listing Rules.
7.2
Broadly, these obligations require:
(a)
the Company to notify ASX immediately of any information (subject to certain exceptions) of which it is or becomes aware which a reasonable person would expect to have a material effect on the price value of its securities. That information is available to the public from ASX; and
(b)
the preparation of yearly and half-yearly financial statements and a report of the Company’s operations during the relevant accounting period, together with an audit or review report prepared by the Company’s auditor. These documents are lodged with ASIC and ASX.
7.3
The Company is dual listed on the NASDAQ. A NASDAQ listed company is required to promptly disclose "any material information that would reasonably be expected to affect the value of its securities or influence investors' decisions." The Company is a 'foreign private issuer', as defined in the Securities and Exchange Commission's (SEC) rules and regulations and an 'emerging growth company' as defined in the JOBS Act. Consequently, the Company is not subject to all of the disclosure requirements applicable to public companies organised within the United States and other various reporting requirements.
7.4
Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may be obtained from, or inspected at, an office of ASIC. Copies of all documents announced to the ASX can be found at https://www2.asx.com.au/markets/trade-our-cash-market/announcements.nvx.
7.5
The Company will provide a copy of each of the following documents, free of charge, to any person on request:
(a)
The annual financial report most recently lodged by the Company with ASIC, being the financial report of the Company for the 6 months ended 31 December 2022;
(b)
Any half-year financial report lodged by the Company with ASIC after lodgement of the annual financial report referred to in paragraph (a) and before the lodgement of this Cleansing Notice with ASX; and
(c)
Any continuous disclosure notices given by the Company to ASX after the lodgement of the annual financial report referred to in paragraph (a) and before the lodgement of this Cleansing Notice with ASX.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 9

7.6
The continuous disclosure notices given by the Company to notify ASX of information relating to the Company during the period from the date of lodgement of the Annual Financial Report lodged with ASX on 28 February 2023, until the date of this Cleansing Notice include:

Date	Announcement
07/06/2023	Proposed issue of securities – NVX
07/06/2023	NVX and LGES Enter into JDA and US$30M Investment Agreement
06/06/2023	NOVONIX Announces Participation in June Investor Conferences
17/05/2023	Notification regarding unquoted securities – NVX
04/05/2023	Notification regarding unquoted securities – NVX
04/05/2023	Notification of cessation of securities – NVX
02/05/2023	NOVONIX Announces Participation in May Investor Conferences
01/05/2023	Application for quotation of securities – NVX
26/04/2023	Quarterly Activities/Appendix 4C Cash Flow Report
21/04/2023	Response to ASX Appendix 3Y Query
13/04/2023	Application for quotation of securities – NVX
12/04/2023	Notification regarding unquoted securities – NVX
06/04/2023	Appendix 3Z and 3Y
05/04/2023	Results of Meeting
05/04/2023	CEO Presentation to the AGM
05/04/2023	Chairman's Address to the AGM
31/03/2023	NOVONIX Enters JV to Produce Anode Material in MENA Region
23/03/2023	Notification of cessation of securities – NVX
23/03/2023	Application for quotation of securities – NVX
20/03/2023	Notification regarding unquoted securities – NVX
15/03/2023	Application for quotation of securities – NVX
15/03/2023	Notification regarding unquoted securities – NVX
15/03/2023	Application for quotation of securities – NVX
09/03/2023	NOVONIX to Participate in the 35th Annual Roth Conference
06/03/2023	Notice of Annual General Meeting/Proxy Form
03/03/2023	Correction of typographical error in the Annual Report
28/02/2023	Corporate Governance Statement & Appendix 4G
28/02/2023	Annual Report to shareholders

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 10

Information excluded from continuous disclosure notices
8.1
As at the date of this Cleansing Notice, other than as set out below or elsewhere in this Cleansing Notice, the Company advise that there is no information that:
(a)
the Company has excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and
(b)
is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:
(i)
the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and
(ii)
the rights and liabilities of the Convertible Notes (and the underlying Shares) offered by the Company.

Authority and Contact Details

This announcement has been authorised for release by the NOVONIX Limited Board of Directors.

Forward-looking statement and forecasts

This cleansing notice may contain forward-looking statements, including the Company’s expectations about the performance of its business. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believe”, “estimate”, “plan”, “project”, “anticipate”, “expect”, “intend”, “likely”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or other similar expressions, or by discussions of strategy, plans, objectives, targets, goals, future events or intentions. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company and which may cause actual results to differ materially from those expressed or implied in such statements. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary from those expressed in, or implied by, any forward-looking statements. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements. The Company does not undertake to update any forward-looking statements contained in this cleansing notice, to the maximum extent permitted by law.

Financial information in this cleansing notice is prepared on a consistent basis to the Company’s annual financial report, which is prepared in accordance with Australian Accounting Standards.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 11

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battering cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

For further information, contact:

Scott Espenshade, ir@novonixgroup.com

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

Australia

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 12

Schedule 1
– Pro-forma Consolidated Statement of Financial Position

As at 31 December 2022

All figures are reported in US$

	Consolidated
	31 December 2022 US$	Proforma adjustments US$	Restated 31 December 2022 US$
ASSETS
Current assets
Cash and cash equivalents	99,039,172	30,000,000	129,039,172
Trade and other receivables	2,847,229	-	2,847,229
Inventory	3,165,932	-	3,165,932
Prepayments	1,958,269	-	1,958,269
Escrow reserves	9,137,605	-	9,137,605
Total current assets	116,148,207	30,000,000	146,148,207
Non-current assets
Property, plant and equipment	125,316,748	-	125,316,748
Investment securities at fair value through profit or loss	16,490,271	-	16,490,271
Right-of-use assets	4,915,035	-	4,915,035
Exploration and evaluation assets	2,212,013	-	2,212,013
Intangible assets	12,173,710	-	12,173,710
Other assets	168,574	-	168,574
Total non-current assets	161,276,351	-	161,276,351
Total assets	277,424,558	30,000,000	307,424,558
LIABILITIES
Current liabilities
Trade and other payables	6,954,464	-	6,954,464

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 13

Contract liabilities	71,985	-	71,985
Lease liabilities	353,378	-	353,378
Borrowings	1,085,314	-	1,085,314
Derivative financial instruments	-	15,770,300	15,770,300
Total current liabilities	8,465,141	15,770,300	24,235,441

Non-current liabilities
Contract liabilities	3,000,000	-	3,000,000
Lease liabilities	4,825,560	-	4,825,560
Borrowings	35,077,588	14,229,700	49,307,288
Total non-current liabilities	42,903,148	14,229,700	57,132,848
Total liabilities	51,368,289	30,000,000	81,368,289
Net assets	226,056,269	-	226,056,269
EQUITY
Contributed equity	338,108,198	-	338,108,198
Reserves	26,547,649	-	26,547,649
Accumulated losses	(138,599,578)	-	(138,599,578)
Total equity	226,056,269	-	226,056,269

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 14